UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 24, 2021

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In compliance with the Nasdaq Listing Rule 5250(c)(2), VivoPower International PLC has filed as Exhibit 99.1 hereto its unaudited consolidated statement of financial position as of December 31, 2020, and its unaudited consolidated statement of comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated cash flow statement for the six months ended December 31, 2020. The financial information set forth in this report is unaudited and subject to adjustment in connection with the audit of the Company’s financial statements for the year ending June 30, 2021.

EXHIBIT INDEX

Exhibit 99.1 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2021	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman